Helios and Matheson Analytics Inc.

350 5th Avenue, Suite 7520
New York, NY 10018

January 11, 2017

Via EDGAR Correspondence

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Helios and Matheson Analytics Inc.

Registration Statement on Form S-3

File No. 333-215313

Preliminary Information Statement

File No. 000-22945

Filed December 23, 2016

Dear Mr. Spirgel:

This letter is in response to the comments contained in the Staff’s Letter to Helios and Matheson Analytics Inc., a Delaware corporation (the “Company”), dated January 10, 2017 (the “Staff’s Letter”) concerning the Company’s Registration Statement on Form S-3 (File No. 333-215313) and preliminary information statement (“14C”), both filed with the Securities and Exchange Commission on December 23, 2016 (the “Registration Statement”). We have filed an amendment to the Registration Statement (“Amendment No. 1”) and an amendment to the 14C (the “14C Amendment”) concurrently with this letter incorporating and/or responding to the Staff’s comments.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

Registration Statement on Form S-3

Our Business

Other Information, page 8

1.            We note your reference on page 8 to a previous private financing on September 7, 2016 that includes a similar financing structure with the same investor. We note this same reference on page 11 of your preliminary information statement. For both your registration statement and preliminary information statement, please disclose the amount of cash you received, the number of shares you issued, and the number of shares that remain eligible for resale in connection with that financing.

The Company has revised the disclosure, as you requested. Please see page 8 of Amendment No. 1 and page 11 of the 14C Amendment.

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 11, 2017

Sale of Senior Secured Convertible Notes, page 3

2.            We note your disclosure on page 4 describing the terms of the current financing, and specifically that the investor may elect to convert the notes into shares of your common stock at a certain price. These terms initially seem to indicate that the conversion price of the notes is $4.45. However, the second paragraph on page 4 seems to imply that an investor may be able to convert the Initial Note at a price of $4.00 per share and the current conversion price of the Additional Note would be less than $4.45. We note similar disclosure on page 5 of your preliminary information statement. Please clarify here and in your information statement.

The Company has revised the disclosure, as you requested. Please see page 4 of Amendment No. 1 and page 5 of the 14C Amendment.

Risk Factors

The price of our common stock may be volatile, and the market price of our common stock may decrease, page 9

3.             Please consider highlighting the downward pressure that Hudson Bay Master Fund Ltd.’s resale of your common stock has had (e.g., as a result of previous conversions and resales relating to the September 7th financing) and could have (from the current financing transaction) on the market price of your common stock.

The Company has revised Amendment No. 1 to add an additional risk factor regarding the impact of the sale, by Hudson Bay Master Fund Ltd., of the Company’s common stock. Please see page 9 of Amendment No. 1.

While we are no longer a controlled company . . ., page 10

4.             We note the disclosure in your risk factor indicating that as a result of your merger with Zone Technologies, Inc., the Company is no longer considered a “controlled company” pursuant to the applicable Nasdaq rules. However, we also note your disclosure that 71.4% of voting control is held by two parties. Please tell us how the merger caused the company to no longer be a controlled company.

According to NASDAQ Rule 5615(c)(1), a “controlled company” is defined as a company “of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.” Each of Mr. Farnsworth and Helios and Matheson Information Technology Ltd. owns approximately 35.5% of the number of shares of the Company’s common stock that are currently outstanding. According to NASDAQ’s Interpretive Memo 5615-5, a “group” is defined as follows: “In order for a group to exist for purposes of this rule, the Shareholders must have publicly filed a notice that they are acting as a group (e.g., a Schedule 13D).” Neither Mr. Farnsworth nor Helios and Matheson Information Technology Ltd. owns more than 50% of the voting power for the election of directors nor have they filed a Schedule 13D indicating that they are acting as a group.

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 11, 2017

Preliminary Information Statement on Schedule 14C

The Note Financing

Securities Purchase Agreement, page 3

5.            We note that pursuant to your financing arrangement approved by your Board of Directors on December 2, 2016, you have issued notes and only received a portion of the cash back from the investors and a note in return. Please expand your disclosure to explain the background, purpose, and structure of this arrangement, particularly why the investor and Company exchanged notes. Additionally, state whether you expect to receive the remaining cash owed to you.

The Company has revised the disclosure as you requested. Please see page 3 of the 14C Amendment.

The Company acknowledges that: (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact Kevin Friedmann, Esq. of Mitchell Silberberg & Knupp LLP at (310) 312-3106 or by email at kxf@msk.com or Mary Ann Sapone, Esq., of Mitchell Silberberg & Knupp LLP at (310) 312-3258 or by email at mas@msk.com.

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

January 11, 2017

Very truly yours,

HELIOS AND MATHESON ANALYTICS INC.

By:	/s/ Stuart Benson
Stuart Benson, Chief Financial Officer Chief Executive Officer